HARBORONE NORTHEAST BANCORP, INC.

770 OAK STREET

BROCKTON, MASSACHUSETTS 02301

April 10, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Attention: Christopher Dunham, Esq.

RE:                           HarborOne NorthEast Bancorp, Inc.

Registration Statement on Form S-1

Filed March 11, 2019

File No. 333-230183

Dear Mr. Dunham:

We are writing in response to your letter dated April 4, 2019, setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission on the above mentioned filing for HarborOne NorthEast Bancorp, Inc. (the “Company”). We have considered the Staff’s comments and our responses are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in bold print.

Selected Consolidated Financial and Other Data, page 34

1.              Please revise the presentation of tangible book value per share and tangible common equity to label the items as a non-GAAP measures.

Response: We respectfully acknowledge the Staff’s comment and have revised the presentation of tangible book value per share and tangible common equity to label the items as non-GAAP measures.

Pro Forma Data, page 44

2.              Please supplementally provide supporting calculations for amounts determined from footnotes (1), (2), and (3) for both the pro forma net income and pro forma basic earnings per share amounts.

Securities and Exchange Commission

Attention: Christopher Dunham, Esq.

April 10, 2019

Response:

The line item Consolidated net earnings: Employee stock ownership plan, is arrived at as follows:

	At or for the Year Ended December 31, 2018 Based upon the Sale at $10.00 Per Share of
	22,950,000 Shares	27,000,000 Shares	31,050,000 Shares
Pro forma ESOP
New ESOP loan	$18,360	$21,600	$24,840
Existing ESOP loan	$13,397	$15,761	$18,125
Pro forma ESOP loan	$31,757	$37,361	$42,965
ESOP amortization expense (20 years) pretax	$1,588	$1,868	$2,148
Addback historical ESOP amortization pretax	$1,097	$1,097	$1,097
ESOP adjustment after tax	$358	$563	$767

The line item Consolidated net earnings: Stock awards is calculated by dividing the line item Expenses: Common stock purchased by stock-based benefit plans by five (shares in the stock-based benefit plan are assumed to vest over a period of five years) and multiplying the product by 73% (the plan expense reflects an effective combined federal and state tax rate of 27.0%).

The line item Consolidated net earnings: Stock options is calculated by multiplying (i) the number of shares to be issued in the offering; (ii) 10% (the number of shares assumed to be acquired by one or more stock-based benefit plans); (iii) $2.95 (the estimated grant-date fair value determined using the Black-Scholes option pricing model) divided by five (the aggregate grant-date fair value of the stock options was amortized to expense on a straight-line basis over a five-year vesting period of the options; and (iv) 73% (as noted in footnote (3), there is an assumed tax rate of 27.0%) multiplied by the percentage of option expense that is assumed to be tax deductible, which is 25%, and dividing the product of the foregoing by 1,000.

The line item Basic earnings per share: Employee stock ownership plan is calculated by dividing Consolidated net earnings: Employee stock ownership plan by the number of shares used for calculating pro forma earnings per share (“EPS”), which is set forth in the following table.

	At or for the Year Ended December 31, 2018 Based upon the Sale at $10.00 Per Share of
	22,950,000 Shares	27,000,000 Shares	31,050,000 Shares
New HarborOne shares sold in the offering	22,950,000	27,000,000	31,050,000
New HarborOne shares issued to Old HarborOne shareholders	20,288,349	23,868,645	27,448,942
Pro forma shares after offering	43,238,349	50,868,645	58,498,942
Less: Unallocated ESOP shares	(3,016,870)	(3,549,259)	(4,081,648)
Total shares outstanding for EPS	40,221,479	47,319,386	54,417,294

The line item Basic earnings per share: Stock awards is calculated by dividing Consolidated net earnings: Stock awards by the number of shares used for calculating pro forma earnings per share.

The line item Basic earnings per share: Stock options is calculated by dividing Consolidated net earnings: Stock options by the number of shares used for calculating pro forma earnings per share.

Securities and Exchange Commission

Attention: Christopher Dunham, Esq.

April 10, 2019

Management

Transactions with Related Parties, page 113

3.              Please revise to provide disclosure on your related party transactions since January 1, 2016 consistent with the requirements of Instruction to Item 404 of Regulation S-K.

Response: We respectfully acknowledge the Staff’s comment and have revised the “Transactions with Related Parties” disclosure on page 113 to read as follows:

Transactions with Related Parties

The following is a description of transactions, since January 1, 2016, to which we have been a party or will be a party, in which the amount involved exceeded or will exceed $120,000, and in which any of our executive officers or directors, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest, other than compensation, termination and change in control arrangements, which are described under “—Executive Compensation” and “—Director Compensation” below.

Loans and Extensions of Credit.  The Sarbanes-Oxley Act of 2002 generally prohibits loans to our executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by HarborOne Bank to its executive officers and directors in compliance with federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors of insured institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to HarborOne Bank and must not involve more than the normal risk of repayment or present other unfavorable features. We have adopted written policies to implement the requirements of Regulation O, which restricts the extension of credit to directors and executive officers and their family members and other related interests. Under these policies, extensions of credit that exceed regulatory thresholds must be approved by the Board of Directors. We believe that all extensions of credit to our directors and officers satisfy the foregoing conditions. The aggregate amount of our loans to our directors, executive officers and their related entities was $189,000, $500,000, $859,000 at December 31, 2018, 2017 and 2016, respectively. As of December 31, 2018, these loans were performing according to their original terms.

Other Transactions.  Since January 1, 2016, there have been no other transactions and there are no currently proposed other transactions in which we were or are to be a participant and the amount involved exceeds $120,000, and in

Securities and Exchange Commission

Attention: Christopher Dunham, Esq.

April 10, 2019

which any of our executive officers or directors had or will have a direct or indirect material interest.

Exhibit Index

Exhibit 8.1, page II-4

4.              Please direct counsel to delete its assumption “that each of the merger of the MHC into Old HarborOne and the merger of Old HarborOne into New HarborOne will qualify as a merger under the applicable laws of Massachusetts.” It is inappropriate to assume any legal conclusion underlying these opinions. Please refer to Section III.C.3. of Staff Legal Bulletin No.19 for guidance.

Response: We respectfully acknowledge the Staff’s comment and have deleted the assumption in the legal opinion attached as Exhibit 8.1.

General

5.              Please revise to clarify the maximum number of shares of common stock to be issued in exchange to existing public shareholders in your conversion. In this regard we note apparently conflicting disclosure on page 155 and in the legal opinion attached as Exhibit 5.1, as compared to the disclosure elsewhere in your prospectus, including but not limited to the cover page and your registration fee table.

Response: We respectfully acknowledge the Staff’s comment and have revised the maximum number of shares of common stock to be issued to existing shareholders in the section titled “Description of Capital Stock of New HarborOne Following the Conversion” and in the legal opinion attached as Exhibit 5.1.

If you have any questions or require any additional information, please feel free to contact me at (508) 895-1000.

Sincerely,

/s/ James W. Blake

James W. Blake
Chief Executive Officer

cc:                                Samantha M. Kirby, Esq.

Goodwin Procter LLP